BB 3/6


02003497

TATES
ANGE COMMISSION
D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 5 2002 WASH, D.C. 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44690

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MAP INVESTMENTS, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9020 N. MAY AVENUE, SUITE 290

(No. and Street)

OKLAHOMA CITY	OKLAHOMA	73120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY JOHNSON (405) 840-8700

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEAKLEY, GILBERT & MORGAN, P.C.

(Name — *if individual, state last, first, middle name*)

15 N. ROBINSON, SUITE 701	OKLAHOMA CITY	OKLAHOMA	73102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 0 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18

OATH OR AFFIRMATION

I, TERRY JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAP INVESTMENTS, INC., as of DECEMBER 31, XX2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Terry Johnson
Signature

VICE PRESIDENT
Title

Ramona Lynn Davis
Notary Public

My Commission Expires Apr. 3, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of XXXXXXXXXXXXXXXXXXX. CASH FLOWS.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (NOT REQUIRED)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (NOT REQUIRED)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
- X (o) SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAP INVESTMENTS, INCORPORATED
(A Wholly Owned Subsidiary of Mid-America Partners, Inc.)
(S.E.C. ID NO. 8-44690)

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

STEAKLEY, GILBERT & MORGAN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
15 N. ROBINSON, SUITE 701
OKLAHOMA CITY, OKLAHOMA 73102

STEVEN R. STEAKLEY, CPA
GREG P. GILBERT, CPA
SCOTT S. MORGAN, CPA

JANE A. HRESKO, CPA
JEFFREY J. BOWSER, CPA

OFFICE: (405) 235-4400
FAX: (405) 236-2207

Independent Auditor's Report

To the Shareholder of Map Investments, Incorporated
Oklahoma City, Oklahoma

We have audited the financial statements and supplemental schedules listed below of MAP Investments, Incorporated (the "Company"), a wholly owned subsidiary of Mid-America Partners, Inc. (The "Parent"), for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange act of 1934:

Page

Financial Statements:
Statement of Financial Condition 1
Statement of Operations 2
Statement of Changes in Stockholders' Equity 3
Statement of Cash Flows 4

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Map Investments, Incorporated as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	7
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	8

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Steakley Albert & Morgan

Oklahoma City, Oklahoma
February 15, 2002

MAP INVESTMENTS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 25,689
Clearing deposit	6,848
Receivable from brokers and dealers	26
Prepaid expenses	1,740
Property and equipment, net	-0-
TOTAL	$ 34,303

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts Payable - affiliated company	$ 378
Stockholders' Equity:	
Common stock, $1 par value, 1,000 shares authorized issued and outstanding	1,000
Additional paid-in capital	130,035
Retained deficit	(97,110)
Total stockholders' equity	33,925
TOTAL	$ 34,303

The accompanying notes are an integral part of these financial statements.

MAP INVESTMENTS, INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 378
Interest	212
Total revenues	590
EXPENSES:	
Administrative fee	378
Dues and licensing fees	1,601
Total expenses	1,979
NET (LOSS)	$ (1,389)

The accompanying notes are an integral part of these financial statements.

MAP INVESTMENTS, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED (DEFICIT)	TOTAL
Balance, January 1, 2001	$ 1,000	$128,035	$ (95,721)	$ 33,314
Capital contribution	--	2,000	–	2,000
Net (loss)	--	--	(1,389)	(1,389)
Balance, December 31, 2001	$ 1,000	$130,035	$ (97,110)	$ 33,925

The accompanying notes are an integral part of these financial statements.

MAP INVESTMENTS, INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (1,389)
Changes in assets and liabilities:	
Clearing deposit	(212)
Receivable from brokers and dealers	31
Accounts payable - affiliated company	(15,854)
Net cash provided by (used by) operating activities	(17,424)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital contribution from parent	2,000
NET INCREASE (DECREASE) IN CASH	(15,424)
CASH, Beginning of year	41,113
CASH, End of year	$ 25,689

The accompanying notes are an integral part of these financial statements.

MAP INVESTMENTS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations - MAP Investments, Incorporated (the "Company") is a wholly owned subsidiary of Mid-America Partners, Inc. (The "Parent"), and was formed on February 21, 1992. The Company is registered under the Securities Exchange Act of 1934 (the "Act") as a general securities dealer. The Company is primarily involved in the distribution and sale of mutual funds and other security activities.

Clearing Deposit - Clearing deposit of approximately $6,000 is required to be on deposit due to the clearing agreement with the Company's securities clearing broker.

Property and Equipment - Property and equipment is capitalized and depreciated over its estimated useful life of five years. Cost and accumulated depreciation were both $800 at December 31, 2001.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act as no such liabilities existed at December 31, 2001 or during the year then ended.

Basis of Presentation - The accounting and reporting policies of the Company conform to generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENT

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. In addition, the Company is required to maintain minimum net capital of $25,000 at December 31, 2001. The basic concept of the Rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. At December 31, 2001, the Company had net capital of $32,185 which was $7,185 in excess of the amount required by the Act.

NOTE C - RESERVE REQUIREMENT FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 under the Act as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities or customer accounts. Because of such exemption the Company is not required to prepare a "Computation for Determination of the Reserve Requirements" nor "Information Relating to the Possession or Control Requirements" for brokers and dealers.

NOTE D - RELATED PARTY TRANSACTIONS

The Company has an administrative agreement with its Parent. Under the terms of the agreement, the Parent agrees to provide its personnel and all related sales, general and administrative costs to the Company. In return, the Company has agreed to pay the Parent 100% of the commissions it earns. During 2001 the Company paid $16,232 to the Parent under this agreement and owed $378 at December 31, 2001. In addition, the Parent has agreed to make capital contributions to the Company such that it maintains regulatory net capital, as defined, of at least 120% of the regulatory required minimum net capital. The Parent made a $2,000 capital contribution to the Company during 2001.

MAP INVESTMENTS, INCORPORATED
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2001

NET CAPITAL:

Total stockholders' equity from statement of financial condition	$ 33,925
DEDUCT	
Non-allowable assets:	
Prepaid expenses	1,740
Property and equipment, net	-0-
NET CAPITAL	$ 32,185
CAPITAL REQUIREMENT	
Net capital requirement pursuant to Rule 15c3-1	$ 25,000
Net capital in excess of requirement	7,185
NET CAPITAL AS ABOVE	$ 32,185
AGGREGATE INDEBTEDNESS	$ 378
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.01

NOTE: There are no material differences between the amounts reported above and the Company's unaudited FOCUS Report Part II as of December 31, 2001. Therefore, no reconciliation is deemed necessary.

MAP INVESTMENTS, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2001

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MAP INVESTMENTS, INCORPORATED

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

STEAKLEY, GILBERT & MORGAN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
15 N. ROBINSON, SUITE 701
OKLAHOMA CITY, OKLAHOMA 73102

STEVEN R. STEAKLEY, CPA
GREG P. GILBERT, CPA
SCOTT S. MORGAN, CPA

JANE A. HRESKO, CPA
JEFFREY J. BOWSER, CPA

OFFICE: (405) 235-4400
FAX: (405) 236-2207

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Shareholder of
Map Investments, Incorporated

In planning and performing our audit of the financial statements of MAP Investments, Incorporated (the "Company") for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3(e). The Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with. Since the Company does not carry customers accounts or perform custodial functions relating to customer securities, we did not review procedures followed in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss,

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Stanley Albert & Morgan

Oklahoma City, Oklahoma
February 15, 2002